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January 13, 2011
VIA EDGAR CORRESPONDENCE
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	K12 Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed September 13, 2010 File No. 1-33883
Dear Mr. Spirgel:
On behalf of our client, K12 Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received on December 21, 2010, to the Company’s definitive Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed on September 13, 2010. For your convenience, we have set forth each of the staff’s original comments immediately preceding our response.
Form 10-K for the Fiscal Year ended June 30, 2010
Item 1A. Risk Factors. Page 30
Opponents of virtual schools have sought to challenge..page 30
1.	To the extent your opponents, such as teachers’ unions, have succeeded in having states adopt restrictions on your business, these actions should be discussed. For example, we note that several of the states that you operate virtual schools in have caps on the number of enrollments at virtual schools. If these caps were the result of opposition to your business model, you should highlight.
Please note that this Risk Factor does not address state actions, whether legislative or regulatory, to impose restrictions on virtual schools. Rather, the focus of this risk factor is to inform potential investors that we have been sued, and may be sued in the future, by opponents of

January 13, 2011

virtual schools under various state laws, and that the potential for an adverse ruling in these lawsuits could harm our overall business and cause us to incur defense costs. Moreover, we would not want to speculate that restrictions on virtual schools by states were necessarily driven by opponents. For example, states that want to promote a public charter school option for the first time may seek to impose caps temporarily to determine the efficacy of this choice, or may limit eligibility to prior public students to assess future funding needs and demand. These are essentially public policy matters, and we do not perceive political advocacy itself as leading to specific business risks.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 47
2.	Please revise to state the high and low sales prices for your common stock for each full quarterly period within the two most recent fiscal years. See Regulation S-K Item 201(a)(ii).
We note the requirement to disclose the high and low sale prices for the Company’s common stock during each full quarterly period for the two most recent fiscal years in Item 201(a)(ii) of Reg. S-K, and the Company will adhere to that requirement in future filings. Please note that the Company disclosed the high and low sale prices of its common stock during each full quarterly period for its 2009 fiscal year in its Form 10-K for the year ended June 30, 2009, filed on September 14, 2009.
Exhibits, page 119
3.	To the extent that you continue to derive a material portion of your revenues from your contract with the Agora Cyber Charter School, please include that contract as an exhibit. See Regulation S-K Item 601(b)(10).
Our contracts with virtual charter schools to provide online curriculum, technology and administrative services constitute our primary business, and obtaining or renewing these contracts are not outside the ordinary course as contemplated by Regulation S-K Item 601(b)(10), nor have any such service agreements in the 27 states in which have such contracts been previously attached as exhibits precisely because they are in the ordinary course and contain competitively-sensitive pricing and other arrangements. In any event, we do not expect to continue to derive a material portion of our revenues from our contract with the Agora Cyber Charter School due to its declining revenue significance following the acquisitions, investments, joint ventures and new initiatives we made in late FY 2010 and FY 2011.
Please note further that while a virtual charter school could terminate a contract or a portion of a contract with a service provider such as the Company, as a practical matter schools transition their curriculum offerings with relatively long lead times so as not to disrupt day-to-day student education. It is unlikely, for example, that a school board would cancel a contract mid-year without careful planning and discussions with us regarding service levels and any transition plans.

January 13, 2011

Form 10-K/A for the Year Ended June 30, 2010
Item 11. Executive Compensation, page 10
Equity Awards, page 13
4.	Make clear whether stock options awarded to each named executive officer are made pursuant to financial performance target achievement alone or some combination of financial performance target achievement and other subjective considerations. The introductory language to this section suggests that considerations outside of financial performance are considered. However, the only reason given for the option awards granted in fiscal 2010 is the achievement of fiscal 2009 performance targets.
The introductory language referencing other considerations besides financial performance speaks to grants of equity, including both options and restricted stock, and in future filings we will distinguish more clearly the objective and subjective factors supporting each type of grant to our named executive officers. To the extent stock options are awarded to our named executive officers in fiscal year 2011 or in future years, the Company will in future filings revise its disclosure to describe the extent to which financial performance target achievement and/or other subjective considerations were considered in determining the stock option awards, as applicable. Please note further the Company’s disclosure, on page 14, that with respect to the option awards granted to our named executive officers in early FY 2010: “As a result of our attainment of our financial performance targets for fiscal year 2009, the Compensation Committee determined to make these option awards in amounts that were consistent with historical equity grants to our named executive officers in prior years.”
5.	Disclose the financial performance targets and any other targets used in determining option awards. We note that you did not disclose your fiscal year 2009 financial performance targets. In addition, disclose performance targets pursuant to which equity awards vested during the fiscal year. You have not done so in the footnotes to your Outstanding Equity Awards at Fiscal year End for 2010 table. See Item 402(b)(2)(v) of Regulations S-K.
We note the requirement in Item 402(b)(2)(v) of Regulation S-K that the Company describe the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. To the extent stock options are awarded to our named executive officers in fiscal year 2011 or in future years and such awards are determined in whole or in part based upon financial performance targets for the prior year, the Company will revise its disclosure to include such financial performance targets to the extent required by Item 4.02(b). Please note that the Company disclosed its financial performance targets for fiscal year 2009 in its Proxy Statement relating to its 2009 annual meeting of stockholders, filed October 19, 2009.

January 13, 2011

We also note the requirement in Instruction 2 to Item 402(f)(2) of Regulation S-K that the vesting dates of stock and equity incentive plan awards held at fiscal year end be disclosed by footnote to the applicable column of the Outstanding Equity Awards at Fiscal year End for 2010 table where the outstanding award is reported. In future filings, the Company will revise its disclosure in the footnotes to the Outstanding Equity Awards at Fiscal Year End table to more clearly describe the vesting schedule of outstanding equity awards. For a description of performance targets pursuant to which equity awards vested during the fiscal year, we refer to the discussion in the Company’s Compensation Discussion and Analysis under the heading “Equity Awards” on pages 13-14 of the Company’s Form 10-K/A for the year ended June 30, 2010.
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with regard to these responses or other matters, please feel free to call me at (202) 637-2275 or Howard D. Polsky at (703) 483-7158.
Very truly yours,
William P. O’Neill
of LATHAM & WATKINS LLP

cc (via fax):	Ronald J. Packard, Chief Executive Officer Howard D. Polsky, General Counsel and Secretary Jonathan Groff — via facsimile (703) 813-6986